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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49178

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd. Suite 1200

(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Pene 310-893-3006

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP

(Name – *if individual, state last, first, middle name*)

11111 Santa Monica Blvd. Suite 800 Los Angeles	CA	90025
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan Pene _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

S.L. Reed & Company _____, as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

CFO / CCO
Title




_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (If any)

State of California

County of ___LOS ANGELES___

Subscribed and sworn to (or affirmed) before me on this

___9TH___ day of ___MARCH___, 20 __18__, by
Date   Month   Year

(1)___STEPHAN R. PENE___,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
Name of Signer

~~proved to me on the basis of satisfactory evidence~~
~~to be the person who appeared before me.)~~

Signature _____
Signature of Notary Public



MILKAH D. LOSCALZO
Notary Public - California
Los Angeles County
Commission # 2161051
My Comm. Expires Jul 25, 2020

Place Notary Seal Above

————————— **OPTIONAL** —————————

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: ___ANNUAL AUDITED REPORT FORM X-17 A-5 PART III___

Document Date: ___MARCH 9, 2018___   Number of Pages: ___20___

Signer(s) Other Than Named Above: ___NO OTHER SIGNER___

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
S.L. Reed & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S.L. Reed & Company (the "Company") as of December 31, 2017, the related statements of income, changes of shareholder's equity, and cash flows, for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

11111 Santa Monica Boulevard, Suite 800 • Los Angeles, CA 90025   main 310.826.4474   web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands



Supplemental Information

The supplementary information contained in Schedule I, II, and III (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of S.L. Reed & Company's financial statements. The Supplemental Information is the responsibility of S.L. Reed & Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR MILNER LLP

Squar Milner LLP

We have served as the Company's auditor since 2016.

Los Angeles, California
February 28, 2018

S.L. REED & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	281,776
Receivable from clearing organization		27,068
Deposit with clearing organization		141,712
Prepaid expense		16,828
Total assets	$	467,384

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	80,850
Commissions payable		22,075
Total liabilities		102,925

Shareholder's Equity

Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding		202,850
Retained earnings		161,609
Total shareholder's equity		364,459
Total liabilities and shareholder's equity	$	467,384

See accompanying financial statements.

Cash and deposits held at a United States commercial bank are recorded at face value.

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $141,712.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2017, the receivable from clearing organization of $27,068 was pursuant to this clearance agreement

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Prepaid expenses are amortized over the contract period per each agreement and are deemed non-allowable assets for FOCUS REPORT purposes.

Accounts payable and accrued expenses are based on actual debts owed or reasonable estimates made by management.

Commissions payable to company registered representatives are paid in the subsequent month the expense was incurred.

The Company has no Long-term Liabilities.

S.L. REED & COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2017

REVENUES		
Commissions	$	1,194,367
Fee based income		15,162
Interest income		112,503
Total revenues		1,322,032
EXPENSES		
Employee compensation and benefits		89,487
Commission expense		351,254
Execution and clearing charges		133,683
Expense allocation from affiliate		312,000
Other operating expenses		277,911
Total expenses		1,164,335
NET INCOME BEFORE INCOME TAX PROVISION		157,697
INCOME TAX PROVISION		1,516
NET INCOME	$	156,181

See accompanying financial statements.

S.L. REED & COMPANY
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
BALANCE – December 31, 2016	$ 202,850	$ 181,028	$ 383,878
Distribution to shareholders	–	(175,600)	(175,600)
Net income	–	156,181	156,181
BALANCE – December 31, 2017	$ 202,850	$ 161,609	$ 364,459

S.L. REED & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$	156,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Receivable from clearing organizations	10,712		
Deposit from clearing organizations	(649)		
Prepaid expense	(3,278)		
Accounts payable and accrued expenses	46,691		
Commissions payable	1,260		
Net cash provided by operating activities			210,917

CASH FROM FROM FINANCING ACTIVITIES

Capital distributions	(175,600)		
Net cash (used in) financing activities			(175,600)
NET INCREASE IN CASH			35,317
CASH – beginning of year			246,459
CASH – end of year		$	281,776

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:			
Income taxes		$	1,516

See accompanying financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership with Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Summary of Significant Accounting Policies (continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2017, the receivable from clearing organization of $27,068 was pursuant to this clearance agreement.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $141,712.

4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2017, the state income tax provision totaled $1,516.

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

5. RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the Company in accordance with an administrative services agreement. These expenses are reported as expense allocation from affiliate on the statement of income. For the year ended December 31, 2017, the Company paid $312,000 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees 21 years of age or older are eligible to participate in the Plan, provided they have been employed for more than one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2017, there was no contribution to the plan by the Company.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions.   In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by FASB that either newly issued or had effective implementation dates that would require reflection in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $342,631 which was $335,769 in excess of its required net capital of 120% of $5,000; and the Company's ratio of aggregate indebtedness ($102,926) to net capital was 0.30 to 1, which is less than the 15 to 1 maximum allowed.

S.L. REED & COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
December 31, 2017

Computation of Net Capital

Common stock	$	202,850	
Retained earnings		161,609	
Total stockholder's equity			$ 364,459

Less: Nonallowable assets

Prepaid expense		(16,828)	
Total nonallowable assets			(16,828)

Net Capital Before Haircuts 347,631

Less: Haircuts on securities

Haircut on Fidelity Bond	(5,000)	
Total haircuts on securities		(5,000)

Net Capital 342,631

Computation of Net Capital Requirements

Minimum net capital requirements 6 2/3 percent of net aggregate indebtedness	6,862	
Minimum dollar net capital required	5,000	

Net capital required (greater of above) (6,862)

Excess Net Capital $ 335,769

Ratio of aggregate indebtedness to net capital 0.30 : 1

* There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k) (2)(ii).

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



S.L. Reed
& Company

Assertions Regarding Exemption Provisions

We, as members of management of S.L. Reed & Company ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

S.L. Reed & Company

By:

_____

Stephan R. Pene, Chief Financial Officer
& Chief Compliance Officer

January 31, 2018

squarmilner

Certified Public Accountants
and Financial Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
S.L. Reed & Company

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (a) S.L. Reed & Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which S.L. Reed & Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (b) S.L. Reed & Company stated that S.L. Reed & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.L. Reed & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.L. Reed & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

SQUAR MILNER LLP

Squar Milner LLP

Los Angeles, California
February 28, 2018

11111 Santa Monica Boulevard, Suite 800 • Los Angeles, CA 90025   main 310.826.4474   web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Stockholder
S.L. Reed & Company (the "Company")

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries contained in the client general ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including our trial balance, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR MILNER LLP

Squar Milner LLP

Los Angeles, CA
February 28, 2018

11111 Santa Monica Boulevard, Suite 800 • Los Angeles, CA 90025   main 310.826.4474   web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands